Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Annual Report on Form F-3 of our report dated August 12, 2022, relating to the audit of the consolidated balance sheets of U Power Limited and its subsidiaries (collectively the “Company”) as of December 31, 2021, and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements), which appears in this Form F-3 filed by the Company with the U.S. Securities Exchange Commission on September 20, 2024.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
October 8, 2024	Certified Public Accountants
PCAOB ID No. 1171